SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. ___)
_______________________

SACRAMENTO HOTEL PARTNERS, L.P.
(Name of Issuer)

LIMITED PARTNERSHIP UNITS
(Title of Class
 of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________

                               David J. Heymann, Esq.
Ira Gaines                     Post & Heymann, LLP
P.O. Box 30280                 100 Jericho Quadrangle, Suite 214
Phoenix, Arizona 85046         Jericho, New York  11753
(800) 832-2557                 (516) 681-3636
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).( (

__________________________________________________________________
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Ira Gaines
__________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group*

                                                         (a)  [  ]

                                                         (b)  [  ]
__________________________________________________________________
3.  SEC Use Only



__________________________________________________________________
4.  Sources of Funds*

         PF; OO
__________________________________________________________________
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                              [  ]
__________________________________________________________________
6.	Citizenship or Place of Organization

         Arizona
__________________________________________________________________
Number         7.  Sole Voting Power            355 Units
of                 ______________________________________________
Shares         8.  Shared Voting Power          0
Beneficially       ______________________________________________
Owned by Each  9.  Sole Dispositive Power       355 Units
Reporting          ______________________________________________
Person With   10.  Shared Dispositive Power     0 Units
__________________________________________________________________


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         355 Units

__________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                               [  ]
__________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

         9%

__________________________________________________________________
14.  Type of Reporting Person*

         IN
__________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

	Item 1.  Security and Issuer.

	This statement on Schedule 13D relates to limited partnership units ("Units") of Sacramento Hotel Partners, L.P., a California limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 5525 Oakdale Avenue, Woodland Hills,
California 91364.

	Item 2.  Identity and Background.

	This statement is being filed by Ira Gaines, an individual, with a business address at P.O. Box 30280, Phoenix, Arizona 85046. Mr.
Gaines' principal occupation is investing in limited partnership units for his own account. During the last five years Mr. Gaines has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activitiesn subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gaines is a citizen of the United States of America.

	Item 3.  Source and Amount of Funds of Other Consideration.

	The Units purchased by Mr. Gaines were pursuant to private transactions. Except for 15 Units, the source of the funds needed to acquire the
Units were provided from Mr. Gaines personal funds. With respect to the other 15 Units, the source of funds were from the Paradise Wire and Cable Defined Benefit Pension Plan ("Paradise") as to 5 Units and
Sunshine Wire and Cable Defined Benefit Pension Plan ("Sunshine") as to 10 Units. Mr. Gaines is the trustee and sole beneficiary under these plans.

	Item 4.  Purpose of Transaction.

	Mr. Gaines acquired the Units with a view towards making a profit. Mr. Gaines reserves the right to and expects to continue to acquire
Units through privately negotiated secondary market transactions.
Any such acquisitions may be at prices higher or lower than those previously paid by Mr. Gaines. At present, Mr. Gaines has no intention to dispose of a significant amount of his Units.




	Item 5.  Interest of Securities of the Issuer.

	(a)	Mr. Gaines owns 340 Units.  Paradise owns 5 Units and Sunshine owns
10 Units.  As a result of Mr. Gaines being the sole trustee and beneficiary of Paradise and Sunshine may be deemed to beneficially own the 15 Units owned in the aggregate by Paradise and Sunshine.  Mr. Gaines,
Paradise and Sunshine own in the aggregate 355 Units or 11.83% of the total Units outstanding.

	(b)	Mr. Gaines has sole power to vote and dispose of the 340 Units owned by him as well as the 5 Units owned by Paradise and the 10 Units owned by
Sunshine.

	(c)	The following sets forth the dates and number of Units acquired by
 Mr. Gaines on such dates. All Units were acquired through privately negotiated transactions on the secondary market. All Units acquired in 1995 were acquired at a purchase price of $325 per Unit and all Units acquired in 1996 were acquired at a purchase price of $450 per Unit:

		Date                     Number of Units Acquired

		 8/95                            24
		10/95                           118
		12/95                             7
		 2/96                            20
		 3/96                            36
		 4/96                            28
		 5/96                            20
		 6/96                             5
		 7/96                            79
		 8/96                            10
		10/96                             8

	(d)  Not applicable

	(e)  Not applicable

	Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

	None

	Item 7.  Materials to be Filed as Exhibits.

	None

Signatures

	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 24, 1996

	/S/ Ira Gaines
       ____________________
	Ira Gaines